Exhibit (a)(4)

[Form of Letter to Shareholders]

MIRELF III REIT Liquidity, LLC
410 Park Avenue
Suite 820
New York, NY 10022

March 19, 2010

RE:  Offer to Purchase Your Shares of Common Stock in AmREIT, Inc. for $2.75 per Share in Cash

Dear [Name of Shareholder]:

I am pleased to inform you that MIRELF III REIT Liquidity, LLC, a Delaware limited liability company (the “Purchaser”) today commenced a tender offer (the  “Offer”) in which it is offering to purchase your shares of common stock in AmREIT, Inc. (the “Corporation”) for:

$[Shareholder’s Aggregate Purchase Price]

At a Purchase Price of

$2.75 per Share in cash

As you may know, in November 2009, the real estate investment trust named AmREIT (“Old AmREIT”) was merged with and into the Maryland corporation named REITPlus, Inc. (“REITPlus”). We refer to that merger as the “Merger” in this letter and in our Offer materials. Although the surviving corporation in the merger was REITPlus, in the merger the surviving corporation was re-named “AmREIT, Inc.”. That surviving corporation is the entity we refer to in this letter and in our Offer materials as the “Corporation”. In the merger, the Class A, C and D shares of Old AmREIT and the common stock of REITPlus all became Shares of the Corporation that the Purchaser now is offering to buy.

Your Shares are illiquid and difficult to sell.  Our Offer provides you with a means to sell your Shares for a fixed cash price without commissions or transaction fees of any kind.  If you expect to want to convert your investment in the Shares into cash in the near or medium term whether to diversify your portfolio, to fund personal expenses or for other reasons, or if you want to reduce or eliminate the various risks associated with continued ownership of your Shares, you should strongly consider our Offer.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2010.

The Purchaser is seeking a maximum of approximately 9.8% of the outstanding Shares pursuant to this Offer.  If Shareholders offer to sell us more than that amount of Shares, we will prorate our purchase ratably to all sellers, unless you indicate that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if we can purchase all of the Shares you tender.

For more information about the Offer or to get additional copies of the Offer materials, please call our Information Agent, Laurel Hill Advisory Group, at (888) 742-1305 (toll free).  Their specialists are available to answer any questions and assist you in the process.

If you wish to accept our Offer, please follow the instructions on the pages that follow this letter under the section entitled “How To Accept This Offer.”

Thank you for consideration. We look forward to serving you.

Yours sincerely,

MIRELF III REIT LIQUIDITY, LLC

By:  Madison International Real Estate Liquidity Fund III REIT
Its:  Sole Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
President

WHY YOU SHOULD ACCEPT THIS OFFER

1.	This is an All Cash Offer with No Fees or Commissions. The Offer provides you with the opportunity to sell your shares for cash without paying brokerage fees or other transaction costs of any kind.

2.	You Can Sell All or Part of Your Shares. The terms of the Offer give you the option to sell all or part of your Shares.

3.
Former Holders of Old AmREIT Class C and D Shares Have the Opportunity to Realize the Benefits of the “Extra” Shares Issued to Them in the REITPlus  Merger.  In the merger of Old AmREIT and REITPlus, each Old AmREIT Class C Share was converted into 1.16 Shares and each Old AmREIT Class D Share was converted into 1.11 Shares.  This means the number of Shares that the former Class C and Class D shareholders now own is greater than the number of Class C and Class D shares they previously owned.  The former holders of Class C and Class D Shares may view the Offer as an opportunity to monetize the increased number of Shares they hold following the Merger.

4.
The Liquidity that Used to be Available to Shareholders of Old AmREIT Has Been Eliminated. Until December 2008, Old AmREIT’s Class A shares were listed on a stock exchange and Old AmREIT’s Class C and Class D shares had the benefits of a share redemption plan. These arrangements, which offered liquidity to Old AmREIT’s shareholders, have been eliminated.

5.
The Offer Provides Liquidity for Your Shares at a Time when No Established Market for the Shares Exists, and None May Exist for the Foreseeable Future. The Shares are not listed on a stock exchange, and there is no established market for the Shares. If you believe you may need to liquidate your holding of Shares in the near future, whether to diversify your portfolio, to fund personal expenses or for other reasons, you should strongly consider accepting this Offer.

6.
There is no Assurance as to When, if Ever, the Corporation Will Take Action to Provide You with Liquidity for Your Shares.  The Corporation’s board of directors is under no obligation to take action to provide you with liquidity for your Shares (whether through a stock exchange listing, an orderly liquidation for cash, or by other means), and the Corporation’s board of directors has not announced any specific plan to do so. The proxy materials provided to shareholders in connection with the Merger contained the following statement: “REITPlus intends to complete a transaction providing liquidity for our stockholders within seven years following the completion of our offering stage…REITPlus may determine not to pursue a liquidity transaction if it believes that then-current market conditions are not favorable for a liquidity transaction, and that such conditions will improve in the future… While REITPlus’ intention is to seek to complete a liquidity transaction within seven years following the completion of its offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity transaction will be favorable during that timeframe.”

7.
Future Levels of Cash Dividends by the Corporation are Uncertain.  In deciding whether to seek liquidity for your Shares through the Offer, you should take into account that the level of dividends to be paid in the future by the Corporation is inherently uncertain. The Corporation itself has disclosed the risk that it could suspend payment of dividends or elect to pay dividends in Shares (which of course are illiquid and cannot readily be converted into cash). The Corporation’s most recent Annual Report on Form 10-K, for the year ended December 31, 2009, contains the following statement: “While we expect to generate sufficient cash flow from operations in 2010 to meet our contractual obligations, a significant additional deterioration in the national economy, the bankruptcy or insolvency of one or more of our large tenants or the acceleration of our secured credit facility due to our breach of a covenant could cause our 2010 cash resources to be insufficient to meet our obligations.  In such event, we would likely suspend our dividends or elect to pay our dividends in shares of stock.”

8.	By Selling Your Shares You Can Eliminate Your Exposure to the Risks Currently Facing the Corporation, Including the Following:

●
Declining Occupancy:  The Corporation’s retail properties have been impacted by the current recession.  Portfolio-wide, occupancy declined from 98.4% to 91.0% during the year ended December 31, 2009. A continued decline in occupancy could impact the Corporation’s ability to continue making regular cash dividend payments, as well as the future value of your Shares.

●
Significant Leases Expiring.  Based on information filed with the Securities and Exchange Commission in November of 2008, as of September 30, 2008, leases on over 50% of the space within Old AmREIT’s real estate portfolio were scheduled to expire by the end of 2013. In the current economic environment there is a higher likelihood of tenants declining to renew or seeking reductions in rent as an inducement to renew. Either development would adversely affect the Corporation’s cash flows and in turn affect future dividend payments to shareholders.

●
Loans Coming Due.  By 2011, approximately $48 million of the Corporation’s outstanding debt will come due. The Corporation’s loans are secured by certain properties owned by the Corporation. The Corporation will be adversely affected if it is not successful in extending or refinancing these maturing loans. The Corporation’s ability to do so will depend in large part on the state of the debt capital markets and the valuation of the real estate the Corporation is able to offer as collateral for the loans.

●
Concentration in One Market.  As of December 31, 2009, 17 of the Corporation’s properties, accounting for approximately 62% of its total base rental income, were located in the Houston, Texas metropolitan area. The lack of geographic diversification makes the Corporation especially exposed to any adverse development in Houston (including any hurricane or other adverse weather conditions and any adverse developments in the local economy).

The risks outlined above are identified in the Corporation’s most recent Annual Report on Form 10-K for the year ended December 31, 2009.

HOW TO ACCEPT THIS OFFER

Step 1.	Read and review the accompanying documents carefully, for they contain important information regarding the Offer, the Corporation and the Purchaser.

Step 2.
Complete the enclosed Letter of Transmittal (printed on blue paper), by filling in the information in the blank spaces provided.  If not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Letter of Transmittal.

Step 3.
Complete the enclosed Application for Transfer (printed on yellow paper) required by the Corporation’s transfer agent, and have it Medallion Signature Guaranteed (this can be done by your bank or broker).  This form is required by the Corporation and its transfer agent to complete a transfer.  A Medallion Signature Guarantee is a certification that protects you from forgery and prevents the unauthorized transfer of securities.  Medallion Signature Guarantees can be completed by your bank or broker.

Step 4.	Send both documents to MIRELF III Investment Processing, LLC (the “Depositary”) in the enclosed pre-addressed envelope.

For more information or to get additional copies of this Offer to Purchase, the Letter of Transmittal or the Application for Transfer, please call our Information Agent, Laurel Hill Advisory Group, at this toll-free number:

Offer Information Line: (888) 742-1305